INBIT CORP.
Av. Amazonas N41-125 Y Isla Baltra,
Quito, Ecuador
Tel.  702-899-0259
Email: inbitcorp@yandex.com

March 16, 2016

Mr. Kauten
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:      Inbit Corp.
Registration Statement on Form S-1
Filed February 12, 2016
File No. 333-209497

Dear Ms. Kauten,

Inbit Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated March 10, 2016 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on February 12, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings

Our response: We do not believe that Inbit Corp. is a “shell company” as defined in Securities Act Rule 405 of Regulation C under the Securities Act, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Inbit Corp. can be classified as having “no or nominal operations”.  Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Inbit Corp. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Inbit Corp. investigated the market demand for cloud-based data storage service. Additionally, we have started to negotiate agreements with potential customers and have already signed the first agreement with CasaIndaCara, LLC on February 29, 2016 and were prepaid $2,000 according to the agreement. Moreover, we have spent our funds for server and programming software tools which helps to the company to develop cloud-based software. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Prospectus Summary

The Offering, page 6

2. Given the “no minimum” nature of the offering, supplement the disclosures on pages 6, 14, 15, 16 and 21 to reflect assumed completion of ten percent of the proposed offering, rather than presenting 50% of the offering as the minimum offering completion level.

Our response: We have reflected ten percent as the minimum offering completion level on the mentioned pages of the registration statement.

3. Please remove the statement that you anticipate receiving the full $100,000 from this offering as there is no basis for this belief in the context of a best efforts offering conducted on a no minimum basis.

Our response: We have removed the statement that we anticipate receiving the full $100,000 from the offering.

Risk Factors, page 7

4. We note that your sole officer and director resides in Ecuador. Please provide a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against your officer. This risk factor should address the risk U.S. stockholders face in:

•	effecting service of process within the United States on your officer;
•	enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officer;
•	enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officer; and
•	bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officer.

Alternatively, please advise us as to why you believe such a risk factor is unnecessary.

Our response: We have added a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against our officer.

Risks Related to our Business

We are Solely Dependent Upon the Funds to be Raised in this Offering…, page 8

5. Please disclose the current rate at which you use funds in your operations.

Our response: We have disclosed the current rate at which we use funds in our operations.

Because our Sole Officer and Director Will Own More than 50%..., page 10

6. Please disclose whether you have policies in place regarding the manner in which your management will resolve the types of conflicts of interest that you describe in this risk factor.

Our response: We have disclosed in the risk factor that we do not have policies in place regarding the manner in which our management will resolve the types of conflicts of interest that described in the risk factor.

Risks Associated with this Offering

We are Selling this Offering without an Underwriter…, page 12

7. Your disclosure that you need to receive proceeds of $100,000 from this offering is inconsistent with your disclosure on pages 5, 18 and 22 which states that you need to receive $42,000 from this offering to conduct your proposed business operations.

Our response: We have revised the disclosure that we need to receive proceeds of $100,000 from the offering. We have disclosed that we need to receive $42,000 from the offering to conduct our proposed business operations.

Certain Relationships and Related Transactions, page 29

8. Please file a written description of the oral contract with Mr. Zeziulia as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. For guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Our response: We have filed a written description of our oral agreement with Mr. Zeziulia as an exhibit to the registration statement.

Plan of Distribution, page 30

9. Please file a form of the subscription agreement as an exhibit to the registration statement. Refer to Item 601(b)(4) of Regulation S-K.

Our response: We have filed a form of the subscription agreement as an exhibit 99.1.

Report of Independent Registered Public Accounting Firm, page F-1

10. Please revise to indicate that Gillespie & Associates audited the company’s balance sheets as of December 31, 2015 and 2014 and the related statements of operations, stockholders’ deficits and cash flow for the year ended December 31, 2015 and for the period from September 30, 2014 (inception) through December 31, 2014. Similar revisions should be made to the consent of your independent registered public accounting firm filed in Exhibit 23.1.

Our response: We have filed updated report and consent from our Independent Registered Public Accounting Firm.

Exhibit 3.1

11. We note that this exhibit appears to be a separate jpeg image. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. We refer you to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file this exhibit in one of the correct document formats.

Our response: We have re-filed the Exhibit 3.1 in the correct document format.

Please direct any further comments or questions you may have to the company at inbitcorp@yandex.com

Thank you.

Sincerely,

/s/ Viktor Zeziulia
Viktor Zeziulia, President